April 2, 2008

B.A. Santoro
Vice President – Corporate Governance and Secretary
Ingersoll-Rand Company
155 Chestnut Ridge Road
Montvale, New Jersey 07645

> **Re:** **Ingersoll-Rand Company Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 18, 2008**
> **File No. 1-16831**

Dear Mr./Ms. Santoro:

We have completed our review of your Preliminary Proxy Statement and have no further comments at this time. If you have any questions, please contact Joseph McCann at 202-551-6262.

Sincerely,

Perry Hindin
Special Counsel

cc: Mario Ponce, Esq.—Simpson Thatcher & Bartlett LLP (via fax)